EXHIBIT 1

Material Change Report, dated September 29, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Suncor Energy Inc. (“Suncor”)

Drawer 38, 112 4th Ave. S.W.

Calgary, Alberta

T2P 2V4

2.                                      Date of Material Change:

September 23, 2005

3.                                      Press Release:

A Press release dated September 23, 2005, was issued relating to an agreement between Suncor and the Government of Alberta on the terms and conditions of the company’s option to transition in 2009 to the generic bitumen-based royalty. The press release was disseminated through the facilities of a recognized news service and would have been received by the securities commissions in the jurisdictions in which Suncor is a reporting issuer, and by the stock exchanges on which Suncor’s securities are listed and posted for trading, in the normal course of such dissemination.

4.                                      Summary of Material Change:

Suncor Energy Inc. reached an agreement with the Government of Alberta on the terms and conditions of the company’s option to transition in 2009 to the generic bitumen-based royalty. The option to move to a bitumen based royalty was initially granted by the government in 1997 but was subject to the finalization of these terms and conditions.

Should Suncor elect to transfer to the bitumen based royalty, the company would pay a royalty based on 25 per cent of bitumen revenues, minus allowable costs. Suncor has until late 2008 to decide if it will move to the generic bitumen based royalty.

5.                                      Full Description of Material Change:

Please see the attached schedule “A”.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7.                                      Omitted Information:

No information has been omitted.

8.                                      Executive Officer:

J. Kenneth Alley, Chief Financial Officer of Suncor, may be reached at 403-269-8100.

9.                                      Date of Report:

September 29, 2005, at the City of Calgary, Alberta.

SCHEDULE “A”

Material Change Report of Suncor Energy Inc. dated September 29, 2005.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Suncor and Government of Alberta Clarify Terms for Bitumen Royalty

Calgary, Alberta (September 23, 2005) – Suncor Energy Inc. reported today that it has reached an agreement with the Government of Alberta on the terms and conditions of the company’s option to transition in 2009 to the generic bitumen-based royalty. The option to move to a bitumen based royalty was initially granted by the government in 1997 but was subject to the finalization of these terms and conditions.

Should Suncor elect to transfer to the bitumen based royalty, the company would pay a royalty based on 25 per cent of bitumen revenues, minus allowable costs. Suncor has until late 2008 to decide if it will move to the generic bitumen based royalty.

Royalties payable are highly sensitive to many factors including changes in commodity value, foreign exchanges rates, operating expenses and capital expenditures.

If certain assumptions are made, Suncor would expect the bitumen based royalty to range from 8% to 10% of total oil sands revenue. Assumptions used in this estimate reflect planned levels of operating expenses and capital expenditures, WTI prices of $40 to $50 per barrel, a natural gas price of US$6.25 per thousand cubic feet at Henry Hub; a light/heavy oil differential to the U.S. Gulf Coast of US$9 per barrel, and a Cdn$/US$ exchange rate of $0.80. This range is not intended to represent a projection or forecast, but is provided as an example, under certain assumptions, of the range of royalty that could be payable. This example also assumes the existing bitumen-based royalty structure and applicable rules, as currently applied by the Government of Alberta, continue unchanged. For all of the foregoing reasons, the actual ranges of annualized royalty expense ultimately applicable to Suncor may differ from the range stated above, and the difference could be material.

This news release contains forward looking statements that are based on certain estimates and assumptions about the future. These statements can be identified by words like “expects”, “may”, “could”, “estimates” and “would”. These statements about royalties payable are not forecasts, projections or guarantees of future performance. Actual royalties payable may differ materially as a result of the uncertainties associated with the assumptions referred to above, including changes in commodity prices, changes in law, policy or the application of rules by the Government of Alberta, fluctuations in foreign exchange rates, changing market conditions, and future operating expenses and capital expenditures, among other risks, both known and unknown. For a more detailed description of general risk factors affecting these assumptions and Suncor’s business, please see Suncor’s annual information form and annual and quarterly reports to shareholders.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For more information, contact:

Patti Lewis

Suncor Energy Inc.

(403) 852-7587